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                                                                     EXHIBIT (C)

                           Form of Fairness Opinion

July 23, 2001

The Special Committee of the Board of Directors
EA Engineering, Science, and Technology, Inc.
11019 McCormick Road
Hunt Valley, Maryland 21031

Attention: Cleaveland D. Miller, Esq.

Members of the Special Committee:

   We are advised that EA Engineering, Science, and Technology, Inc. ("EA" or the "Company") is considering entering into an Agreement and Plan of Merger (the "Agreement") with EA Engineering Holdings, LLC and EA Engineering Acquisition Corporation (collectively the "Purchaser"), pursuant to which Purchaser will commence a tender offer to purchase all of the issued and outstanding shares of common stock of EA at a price of $1.60 per share net to the seller in cash, followed by a merger of EA Engineering Acquisition Corporation with and into the Company on terms and conditions as more fully set forth in the Agreement (the tender offer and merger are referred to herein as the "Transaction").

   You have requested our opinion, as investment bankers, as to the fairness to the stockholders of the Company, from a financial point of view, of the consideration to be received by the stockholders of the Company in the Transaction.

   For purposes of rendering this opinion, we have, among other things:

     (i) reviewed the draft of the definitive Agreement and certain related documents;

     (ii) reviewed the restated audited consolidated financial statements of EA as of and for the twelve month periods ended August 31, 2000, 1999, and 1998 and the audited consolidated financial statements of EA as of and for the twelve month period ended August 31, 1997;

     (iii) reviewed a draft form of the unaudited consolidated financial statements of EA for the nine month period ended May 31, 2001;

     (iv) reviewed certain publicly available information concerning EA;

     (v) reviewed forecast financial statements of EA furnished to us by the senior management of EA;

     (vi) reviewed and analyzed certain publicly available financial and stock market data with respect to operating statistics relating to selected public companies that we deemed relevant to our inquiry;

     (vii) reviewed the reported prices and trading activity of the publicly-traded securities of EA;

     (viii) analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our inquiry;

     (ix) held meetings and discussions with certain officers and employees of EA concerning the operations, financial condition and future prospects of EA; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion.

   In connection with our review, we have assumed and relied upon the accuracy and completeness of all financial and other information supplied to us by EA or that is publicly available, and we have not independently verified such information. We have further relied upon the assurance of management of EA that they are unaware of any facts that would make such information incomplete or misleading. We also have relied

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upon the management of EA, as to the reasonableness and achievability of the financial projections (and the assumptions and bases therein) provided to us, and we have assumed that such projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to the future operating performance of EA. The Company does not publicly disclose internal management projections of the type provided to Legg Mason in connection with Legg Mason's review of the Transaction. Such projections were not prepared with the expectation of public disclosure. The projections were based on numerous variables and assumptions that are inherently uncertain, including without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.

   We have not been requested to make, and have not made, an independent appraisal or evaluation of the assets, properties or liabilities of EA and we have not been furnished with any such appraisal or evaluation. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies and assets may actually be sold. Because such estimates are inherently subject to uncertainty, Legg Mason assumes no responsibility for their accuracy. We have not reviewed any of the books and records of EA or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company. Further, this opinion is based upon prevailing market conditions and other circumstances and conditions existing and disclosed to us on the date hereof. We have assumed that the Transaction will be consummated on the terms and conditions described in the Agreement reviewed by us and that the definitive Agreement will not differ materially from the draft we reviewed. It is understood that subsequent developments may affect the conclusions reached in this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

   In the ordinary course of our business, we make a market in the equity securities of EA and may at any time hold a long or short position in such securities. We have served as a financial advisor to assist the Company in locating an acquiror and will receive a customary fee upon consummation of the Transaction. In addition, Edmund J. Cashman, Jr., a Senior Executive Vice President of Legg Mason, Inc. and Legg Mason Wood Walker, Incorporated, is a director of EA.

   It is understood that this letter is directed to the Company's Special Committee of the Board of Directors. The opinion expressed herein is provided for the use of the Company's Special Committee of the Board of Directors in its evaluation of the proposed Transaction and does not constitute a recommendation to any stockholder of the Company either of the Transaction or as to how such stockholder should vote on or otherwise respond to the Transaction. In addition, this letter does not constitute a recommendation of the Transaction over any other alternative transaction which may be available to the Company and does not address the underlying business decision of the Special Committee of the Board of Directors of the Company to proceed with or effect the Transaction. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without the prior written consent of Legg Mason Wood Walker, Incorporated; provided that this opinion may be included in its entirety in any filing made by the Company or the Purchaser with the Securities and Exchange Commission with respect to the Transaction.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the consideration to be received by the stockholders of EA (other than Loren D. Jensen, Ph.D. and certain trusts established for the benefit of his children) in the Transaction is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                          Legg Mason Wood Walker, Incorporated

                                          Alexsander M. Stewart
                                          Managing Director

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